For Immediate Release	TSX: THO

TAHOE ANNOUNCES RECOMMENDATIONS FROM ISS GROUP
IN SUPPORT OF MATTERS TO BE CONSIDERED AT ANNUAL MEETING
AND ANNOUNCES AMENDED RIGHTS PLAN

VANCOUVER, B.C. (April 5, 2011) – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO) announced that Institutional Shareholder Services (“ISS”, formerly RiskMetrics) has recommended that its clients vote in favor of all resolutions to be considered at the annual meeting (the “Meeting”) of the Company to be held on May 2, 2011 including the resolution to approve the Company’s Shareholder Rights Plan. ISS is recognized as one of the leading independent proxy voting and corporate governance advisory firms. Its analyses and recommendations are relied upon by many major institutional investment firms, mutual funds and fiduciaries throughout North America.

The Company initially adopted a Shareholder Rights Plan effective March 3, 2011 (the “Initial Rights Plan”). Based on comments received from ISS, the Company has made certain non-material, technical amendments to the Initial Rights Plan and as a result has adopted an amended Shareholder Rights Plan effective April 1, 2011 (the “Amended Rights Plan”). A copy of the Amended Rights Plan is available on SEDAR at www.sedar.com, and a blackline copy of the Amended Rights Plan, showing the changes made to the Initial Rights Plan, is available on Tahoe’s website at www.tahoeresourcesinc.com. At the Meeting, shareholders will be asked to consider and vote upon, among other things, a resolution to approve the Amended Rights Plan, which has replaced the Initial Rights Plan.

The Amended Rights Plan has not been instituted in response to any proposal to acquire control of Tahoe, nor is Tahoe aware of any such proposals.

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal Project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Additional information is available on Tahoe’s website: www.tahoeresourcesinc.com.

Tahoe’s shares are traded on the Toronto Stock Exchange under the symbol THO.

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Forward Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, which is also referred to as “forward-looking statements.” Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this news release describes Tahoe’s plans for the Escobal Project. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions on the date of this news release. These are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, Tahoe’s ability to operate in a safe, efficient and effective manner and Tahoe’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, many of which are beyond the Company’s control. These factors include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s annual information form available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Business Director
investors@tahoeresourcesinc.com
Tel: 775-448-5807
Mobile: 775-771-1461
Fax: 775-562-8888